Exhibit 99.31

Black Mammoth Metals Obtains Drill Permit for Leadore Silver-Lead-REE Property, ID

BMM: TSX-V

VANCOUVER, BC, Jan. 15, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that the Company has received final approval to drill test priority targets at its Leadore Silver-Lead-REE property (“Leadore” or the “Property”). Up to (12) drill sites, all on lands administered by the Bureau of Land Management (BLM), have been selected to:

•	Expand the known oxide mineralized area (silver-lead).
•	Test the sulfide target identified by the Company’s recent induced polarization (IP) survey (silver-lead).
•	Start to test the extent of oxide rare earth elements (REE) placer layer.

Oxide Target (Silver-Lead):

A prior operator at Leadore in 2012 drilled (6) relatively shallow core holes with maximum depth of 105m. All holes encountered significant silver-lead mineralization in the area of the (3) historic mines: Kimmel, Leadville and Baby Joe and a new disseminated mineralized zone in brecciated granite was discovered. This drilling has not yet been followed up.

The soils anomaly contours of a historical soils survey also conducted in 2011 by the same prior operator mainly identified an extensive silver-lead zone centered on the (3) historic mines with a combined silver-lead area of approximately 4.5 square km (see Figure 1).

Figure 1 – Oxide Mineralization – 4.5 Square Km Silver-Lead Zone. (CNW Group/Black Mammoth Metals Corp)

Sulfide Target (Silver-Lead):

Black Mammoth’s recent IP survey delineated a large chargeability anomaly with coincident low-resistivity (the “Anomaly”) within the carbonate host rocks underlying the historic Kimmel mine (see the Company’s NR dated June 24, 2025).

The Kimmel shares a known silver-lead mineralized NW trending fault with the Anomaly where three major fault intersections are adjacent to the Anomaly on the south side. At the center of the Leadore Camp, the Kimmel was reportedly the most productive historic mine. The historical mining data and recent drilling results indicate that sulfide-bearing ores remain open along the NW trending fault and at adjacent fault intersections, which are situated at the base of the Beaverhead mountains and below pediment cover. The maximum east-west width of the Anomaly is estimated at 400m and the depth from surface to the top of the Anomaly is estimated at 200 - 250m with an overlying silver-lead oxide layer and a placer (REE) mineralized layer.

Figure 2 – Chargeability Iso-Surface / Sulfide Target, looking NE, Located Underlying the Historic Kimmel Mine. (CNW Group/Black Mammoth Metals Corp)

Rare Earth Element (REE) Target:

Black Mammoth’s recent rock chip sampling has identified REE mineralization that occurs in a placer or laterite horizon sitting atop the known fault-hosted lead and silver mineralization in the area of the historic Leadville mine (see Figure 3). This REE mineralized area newly identified in 2025 is an oxidized layer that doesn’t continue at depth (see the Company’s NR dated March 4, 2025). Drill assays results should start to delineate the extent of the placer REE mineralization.

Figure 3 – REE Mineralization Identified in 2025 (CNW Group/Black Mammoth Metals Corp)

Black Mammoth has a 100% interest in Leadore with no royalties.

The Company continues to acquire non-core exploration interests in the western US, by purchase or staking.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.

•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 15-JAN-26